UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)

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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Fleet Swap Agreement with Core Scientific dated 14 March 2022

Press Release

14 March 2022

Argo Blockchain PLC

("Argo" or "the Company")

Fleet Swap Agreement with Core Scientific for S19J Pro machines

Argo Blockchain plc, ("Argo") a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to announce it has signed a fleet swap agreement with Core Scientific, Inc. ("Core" NASDAQ: CORZ). The agreement exchanges Argo's Bitmain Antminer S19 series bitcoin mining fleet hosted at Core for S19J Pro bitcoin miners previously ordered by Core to be delivered directly to Argo's new Helios facility. This fleet swap represents approximately 60% of Argo's total mining capacity and will reduce operational expenses for Argo as part of its ongoing transition to operating its own mining facilities.

The agreement stipulates that Core will deliver the new S19J Pro machines (representing a nameplate capacity of approximately 967 PH/s), to Argo's Helios facility in Dickens County, Texas and Argo will assign its existing fleet of Bitmain Antminer S19 mining machines (representing a nameplate capacity of approximately 958 PH/s) to Core. The deal also provides for  the mutual termination of Argo's hosting agreements.

To mitigate any temporary loss of hashrate for Argo, the swap of miners will occur in stages as the machines are delivered, which is anticipated to be between May and July of 2022. Upon completion of the swap, Argo will no longer have any mining machines hosted at third party facilities. The agreement will mean the Company also avoids the logistical challenge and downtime associated with relocating its existing machines hosted by Core to its Helios site.

Peter Wall, Chief Executive Officer of Argo, said: "The agreement with Core marks the final step towards our strategic objective of owning and operating all our miners, a path which we chose to pursue in 2020. While we have been pleased with the performance of our miners hosted with Core, this agreement allows us to upgrade our existing fleet and strengthen our mining infrastructure, while greatly reducing the operational risk of relocating between facilities. Finally, we greatly appreciate the hosting services provided by Core Scientific, as well as their flexibility in supporting our strategy shift."

Mike Levitt, Chief Executive Officer of Core, said: "We are happy to accommodate our long-time customer Argo, and we are pleased that this transaction benefits both parties while accelerating the growth of the Core Scientific self-mining fleet."

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations.  These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates.  Statements which include the words "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future.  Forward-looking statements are not guarantees of future performance.  Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements.  In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement.  Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Emma Hodges Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7727 180 873 +44 7861 995 628 +44 7888 672 701 +44 7915 033 739

About Argo:

Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The Company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the Nasdaq Global Select Market in the United States under the ticker: ARBK.

About Core Scientific:

Core Scientific is one of the largest publicly traded, net carbon-neutral blockchain infrastructure providers and miners of digital assets in North America. Core Scientific has operated blockchain infrastructure in North America since 2017, using its facilities and intellectual property portfolio that has grown to more than 70 patents or applications for digital asset hosted mining and self-mining. Core Scientific operates data centers in Georgia, Kentucky, North Carolina, North Dakota and Texas, and expects to commence operations in Oklahoma in the second half of 2022. Core Scientific's proprietary Minder® fleet management software combines the Company's hosting expertise with data analytics to deliver maximum uptime, alerting, monitoring and management of all miners in the Company's network. To learn more, visit http://www.corescientific.com.

As of September 30, 2021, over 50% of the power used in Core Scientific's operation was generated from non-carbon emitting sources by local power providers pursuant to long-term power contracts. The Company determines whether power is generated from non-emitting energy sources from dispatch reports or grid generation mix reports provided by the Company's power providers. Based on these reports Core Scientific purchased Green-e certified renewable energy credits ("RECs") to offset 100% of the carbon produced as a result of its contracted power. The Company expects to maintain its net carbon neutrality by increasing its overall use of renewable power and by purchasing RECs when necessary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 March, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: Davis Zaffe Title: General Counsel